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SEC FILE NUMBER
8-34262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

RECEIVED MAR 01 2002 365

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOEB ARBITRAGE FUND

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway

(No. and Street)

New York,	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Campbell (212) 483-7078

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Polakoff & Michaelson, CPA, P.C.

(Name — *if individual, state last, first, middle name*)

225 West 34th Street,	New York	New York	10122
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02

OATH OR AFFIRMATION

I, Arthur E. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Arbitrage Fund, as of December 31, XXX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JOSEPHINE LEUNG
Notary Public, State of New York
No. 01LE4839235
Qualified in New York County
Commission Expires 04/28/06

Notary Public

Signature

President

Title

Loeb Arbitrage Management Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

DECEMBER 31, 2001

(With Independent Auditor's Report Thereon)

POLAKOFF & MICHAELSON, CPA, P.C.
Certified Public Accountants

OATH OR AFFIRMATION

I, Arthur E. Lee, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule (s) pertaining to the Firm of LOEB ARBITRAGE FUND, as of December 31, 2001, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

Arthur E Lee

(Signature)

President, Loeb Arbitrage Management, Inc. G.P.
(Title)

JOSEPHINE LEUNG
Notary Public, State of New York
No. 01LE4839235
Qualified in New York County
Commission Expires 02/28/06

(Notary Public)

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

DECEMBER 31, 2001

TABLE OF CONTENTS

P&M

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1703
New York, NY 10122

212 227 0634
Fax 212 732 2928

email:pm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S REPORT

Partners of
Loeb Arbitrage Fund
New York, New York

We have audited the accompanying statement of financial condition and condensed schedule of investments of Loeb Arbitrage Fund as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loeb Arbitrage Fund as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Polakoff & Michaelson, CPA, P.C.

New York, New York
February 26, 2002

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Beiles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager

A. Polakoff, CPA 1940-1987
E. Michaelson, CPA 1947-1984

LOEB ARBITRAGE FUND

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Securities owned:	
Marketable securities owned - at market value (Notes 3 and 8)	$ 626,634,635
Other investments - at fair value (Notes 3 and 8)	85,703,148
Due from clearing brokers (Note 4)	213,728,675
Receivable from clearing broker – unrealized appreciation on equity swap contracts (Note 3)	14,152
Accrued dividends and interest receivable	3,199,371
Total assets	$ 929,279,981

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold but not yet purchased - at market value (Notes 3 and 8)	$ 466,394,904
Accrued expenses (Note 5)	279,000
Accrued dividends and interest on securities sold but not yet purchased	1,484,067
Due to general partner (Note 5)	184,786
Total liabilities	486,342,757
Commitments (Note 7)	
Advance payments for capital subscriptions	200,000
Partners' capital (Note 9)	460,737,224
Total liabilities and partners' capital	$ 929,279,981

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2001

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS (130.61%)		
United States (112.14%)		
Advanced Materials	0.02	$ 76,683
Aerospace, Defense	3.71	17,096,037
Audio/Video Products	0.17	789,004
Automobiles and Autoparts	0.28	1,304,333
Biomedical/Gene	3.47	15,978,393
Business Services	2.52	11,620,468
Cellular Telecom and Wireless Equipment	0.85	3,929,060
Chemical	0.06	279,396
Closed End Mutual Funds	0.02	80,615
Commercial Banking, S & L's (Central U.S.)	1.25	5,760,975
Commercial Banking, S & L's (Eastern U.S.)	4.20	19,342,096
Commercial Banking, S & L's (Southern U.S.)	2.13	9,795,700
Commercial Banking, S & L's (Western U.S.)	3.11	14,323,023
Commercial Services	0.72	3,336,435
Computer Software, Services, Equipment	4.19	19,290,742
Construction and Building	1.07	4,916,985
Diversified Financial Services	0.05	232,222
E-Commerce	1.38	6,344,250
Electric - Integration and Generation	7.18	33,090,626
Electrical Components and Measuring Equipment	11.01	50,717,568
Entertainment, Leisure	0.32	1,486,365
Food Products, Agribusiness, Beverages	0.87	4,006,052
Gas Distribution, Pipelines	1.77	8,151,904
Healthcare Services and Supplies, Cost Containment	1.97	9,069,097
Household Goods	0.21	960,943
Industrial Automation, Robotics	0.81	3,739,256
Insurance Companies	0.75	3,476,025
Internet Content	0.10	449,548
Internet Security	1.44	6,632,100
Investment Banking, Brokerage, Money Center Banks	1.86	8,569,844
Investment Management/Advisory Services	0.35	1,629,430
Machinery	0.25	1,145,983
Manufacturing	3.86	17,779,425
Media, Radio, Television, Cable TV, Multimedia	0.66	3,062,026
Medical - HMO	1.52	7,026,133
Medical - Hospitals/Nursing Homes/Home Care	0.39	1,775,089
Medical Laser Systems	0.08	391,075
Medical Products	5.76	26,557,865
Minerals, Mining, Steel and Metals	0.26	1,184,335
Miscellaneous Financial	0.36	1,681,237

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2001

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS (130.61%) (continued)		
Oil Exploration and Production, Refining; Oilfield Services	16.85	$ 77,626,858
Paper Products, Forestry	2.71	12,497,220
Pharmaceuticals, Drugs	2.77	12,766,274
Publishing	0.08	362,559
Real Estate Investment Trusts	3.94	18,173,143
Restaurants, Hotels, Gaming	0.86	3,979,783
Retail	2.55	11,727,797
Satellite Telecom	0.57	2,632,009
Special Purpose Entities	0.02	101,386
Super Regional Banks	1.71	7,873,538
Telecom Services and Equipment	2.88	13,274,939
Telephone - Integrated	4.06	18,698,101
Transportation, Trucking, Airlines	1.18	5,453,934
Waste Management	0.02	74,871
Water	0.68	3,135,981
Web Hosting, Design and Portal	0.28	1,294,064
Total United States (cost $514,871,342)	112.14	516,750,800
Australia - Minerals, Mining, Steel and Metals (cost $1,372,178)	0.30	1,364,460
Austria - Telephone Integrated (cost $1,724,381)	0.38	1,741,507
Bermuda (2.31%)		
Insurance Companies	0.04	195,978
Manufacturing	2.22	10,216,813
Transportation, Trucking, Airlines	0.05	217,986
Total Bermuda (cost $8,213,501)	2.31	10,630,777
Canada (6.59%)		
Advertising	0.11	496,331
Business Services	0.09	404,360
Cellular Telecom and Wireless Equipment	0.13	606,161
Computer Software, Services, Equipment	0.09	398,186
Entertainment, Leisure	0.01	60,880
Gas Distribution, Pipelines	1.43	6,570,472
Insurance Companies	0.87	4,016,342
Minerals, Mining, Steel and Metals	2.43	11,201,072
Oil Exploration and Production, Refining; Oilfield Services	0.31	1,412,384
Publishing	0.07	304,890
Real Estate Operator/Developer	0.04	173,620
Retail	0.03	132,054
Telecom Services and Equipment	0.95	4,372,761
Waste Management	0.03	118,122
Total Canada (cost $29,952,522)	6.59	30,267,635

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2001

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS (130.61%) (continued)		
England (1.71%)		
Advertising	0.01	$ 64,806
Automobiles and Autoparts	0.06	291,401
Commercial Services	0.12	547,644
Cosmetics and Personal Care	0.02	69,412
Electric - Integration and Generation	0.66	3,042,939
Food Products, Agribusiness, Beverages	0.09	411,698
Human Resources	0.02	83,337
Manufacturing	0.12	529,940
Pharmaceuticals, Drugs	0.26	1,181,547
Oil Exploration and Production, Refining; Oilfield Services	0.07	323,777
Retail	0.28	1,293,115
Total England (cost $8,866,535)	1.71	7,839,616
France (1.63%)		
Advertising	1.21	5,558,447
Chemical	0.11	493,363
Food Products, Agribusiness, Beverages	0.08	383,224
Telephone - Integrated	0.23	1,067,271
Total France (cost $7,568,147)	1.63	7,502,305
Germany - Medical Products (cost $39,535)	0.00	-
Greece - Transportation, Trucking, Airlines (cost $491,175)	0.11	491,455
Ireland - Pharmaceuticals, Drugs (cost $6,671,366)	1.28	5,909,666
Israel - Cellular telecom and Wireless Equipment (cost $828,874)	0.14	662,649
Italy - Retail (cost $223,622)	0.04	191,078
Korea - Commercial Bank (cost $16,235)	0.00	-
Luxembourg - Minerals, Mining, Steel and Metals (cost $541,754)	0.14	622,075
Netherlands (2.23%)		
Commercial Services	0.39	1,814,868
Computer Software, Services, Equipment	0.03	121,125
Electrical Components and Measuring Equipment	0.56	2,581,830
Manufacturing	0.46	2,100,738
Transportation, Trucking, Airlines	0.79	3,643,439
Total Netherlands (cost $11,178,158)	2.23	10,262,000
Norway - Oil Exploration and Production, Refining; Oilfield Services (cost $967,219)	0.26	1,184,133
New Zealand (.38%)		
Food Products, Agribusiness, Beverages	0.23	1,047,345
Telephone - Integrated	0.15	679,739
Total New Zealand (cost $1,769,436)	0.38	1,727,084
Spain (.25%)		
Minerals, Mining, Steel and Metals	0.06	288,595
Real Estate Operator/Developer	0.19	862,250
Total Spain (cost $1,059,723)	0.25	1,150,845

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2001

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS (130.61%) (continued)		
Switzerland - Insurance Companies (cost $1,936,041)	0.48	$ 2,201,375
Thailand - Retail (cost $8,689)	0.00	8,663
Venezuela - Telephone - Integrated (cost $1,589,790)	0.24	1,094,145
Total Common Stocks (cost $599,890,223)	130.61	601,602,268
DISTRESSED DEBT SECURITIES (15.56%)		
United States (14.57%)		
Aerospace, Defense	0.50	2,285,856
Automobiles and Autoparts	0.29	1,314,875
Cellular Telecom and Wireless Equipment	0.00	11,075
Chemicals	0.73	3,380,221
Commercial Banking, S & L's (Eastern U.S.)	0.04	166,290
Commercial Banking, S & L's (Southern U.S.)	0.03	156,129
Computer Software, Services, Equipment	0.67	3,084,192
Construction and Building	0.89	4,080,376
E-Commerce	0.33	1,501,268
Electric - Integration and Generation	1.65	7,590,105
Engineering, R&D Services	0.00	18,337
Healthcare Services and Supplies, Cost Containment	0.04	163,436
Industrial Automation, Robotics	0.01	26,420
Insurance Companies	0.00	19,782
Internet Incubators	0.15	708,827
Internet Telephony	0.64	2,939,302
Investment Banking, Brokerage, Money Center Banks	0.01	24,212
Manufacturing	0.63	2,922,918
Medical - Hospitals/Nursing Homes/Home Care	0.02	79,239
Minerals, Mining, Steel and Metals	0.88	4,062,650
Paper Products, Forestry	0.01	35,441
Pharmaceuticals, Drugs	0.10	477,059
Restaurants, Hotels, Gaming	0.02	85,433
Retail	0.80	3,706,203
Satellite Telecom	1.52	7,009,333
Special Purpose Entities	0.27	1,240,448
Telecom Services and Equipment	3.57	16,460,694
Telephone - Integrated	0.60	2,767,537
Transportation, Trucking, Airlines	0.01	24,270
Waste Management	0.01	62,097
Web Hosting, Design and Portal	0.15	679,588
Total - United States (cost $66,318,128)	14.57	67,083,613

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2001

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
DISTRESSED DEBT SECURITIES (15.56%) (continued)		
Australia - Minerals, Mining, Steel and Metals (cost $9,230)	0.01	$ 24,231
Canada - Transportation, Trucking, Airlines (cost $1,749,918)	0.52	2,392,292
England - Telecom Services and Equipment (cost $15,412)	0.00	-
Hong Kong - Electrical Components and Measuring Equipment (cost $20,347)	0.00	-
Netherlands - Investment Banking, Brokerage, Money Center Banks (cost $1,874,382)	0.46	2,099,250
Total Distressed Debt Securities (cost $69,987,417)	15.56	71,599,386
LONG-TERM DEBT SECURITIES (5.34%)		
United States (5.04%)		
Construction and Building	0.07	301,252
Consulting Services	0.15	701,366
Electric - Integrated	0.19	877,174
Insurance Companies	0.29	1,326,680
Investment Banking, Brokerage, Money Center Banks	0.09	406,942
Manufacturing	2.30	10,593,005
Media, Radio, Television, Cable TV, Multimedia	0.60	2,778,044
Minerals, Mining, Steel and Metals	0.42	1,919,080
Miscellaneous Financial	0.22	1,008,709
Oil Exploration and Production, Refining; Oilfield Services	0.23	1,037,059
Retail	0.06	254,134
Satellite Telecom	0.04	184,109
Telecom Services and Equipment	0.00	8,506
Transportation, Trucking, Airlines	0.38	1,738,679
Total United States (cost $23,440,740)	5.04	23,134,739
Bermuda - Telecom Services and Equipment (cost $669,329)	0.14	637,945
France - Manufacturing (cost $1,215,116)	0.16	747,485
Total Long-Term Debt (cost $25,325,185)	5.34	24,520,169
TRADE CLAIMS AND BANK DEBT (3.06%)		
United States (2.72%)		
Construction and Building	0.21	964,035
Computer Software, Services, Equipment	0.26	1,180,320
Insurance Companies	0.16	753,446
Medical - Hospitals/Nursing Homes/Home Care	1.08	4,961,347
Retail	0.07	338,008
Satellite Telecom	0.24	1,102,110
Telecom Services and Equipment	0.70	3,231,909
Investment in Trade Claims and Bank Debt - United States (cost $12,909,473)	2.72	12,531,175
England - Restaurants, Hotels, Gaming (cost $2,152,561)	0.34	1,557,587
Total Trade Claims and Bank Debt (cost $15,062,034)	3.06	14,088,762

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2001

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
OPTIONS (ALL U.S.; (.11%)		
Long Stock Put Options	0.01	$ 29,547
Long Stock Index Put Options	0.10	482,651
Total Options (cost $790,252)	0.11	512,198
OTHER INVESTMENTS (U.S. cost $15,000)	0.00	15,000
TOTAL INVESTMENTS (cost $711,070,111)	154.68	$ 712,337,783
COMMON STOCKS SOLD BUT NOT YET PURCHASED (92.45%)		
United States (79.92%)		
Aerospace, Defense	(4.52)	(20,812,699)
Audio/Video Products	(0.17)	(789,004)
Biomedical/Gene	(3.01)	(13,855,335)
Business Services	(1.49)	(6,885,435)
Cellular Telecom and Wireless Equipment	(0.88)	(4,047,499)
Chemicals	0.00	(9,239)
Closed End Mutual Funds	(0.01)	(63,174)
Commercial Banking, S & L's (Central U.S.)	(0.37)	(1,715,008)
Commercial Banking, S & L's (Eastern U.S.)	(0.85)	(3,933,490)
Commercial Banking, S & L's (Southern U.S.)	(2.24)	(10,313,421)
Commercial Banking, S & L's (Western U.S.)	(3.77)	(17,368,640)
Commercial Services	(0.64)	(2,966,986)
Computer Software, Services, Equipment	(3.42)	(15,775,960)
Construction and Building	(1.07)	(4,925,146)
E-Commerce	(0.38)	(1,768,289)
E-Marketing Information	(0.20)	(935,488)
Electric - Integration and Generation	(4.51)	(20,777,216)
Electrical Components and Measuring Equipment	(5.97)	(27,526,486)
Entertainment, Leisure	(0.06)	(272,642)
Food Products, Agribusiness, Beverages	(0.59)	(2,709,012)
Gas Distribution, Pipelines	(0.13)	(619,730)
Healthcare Services and Supplies, Cost Containment	(0.87)	(4,022,093)
Industrial Automation, Robotics	(1.86)	(8,587,619)
Insurance Companies	(0.36)	(1,653,716)
Internet Content	(0.10)	(440,573)
Internet Security	(1.44)	(6,632,100)
Investment Banking, Brokerage, Money Center Banks	(1.97)	(9,059,410)
Investment Management/Advisory Services	(0.35)	(1,629,430)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2001

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS SOLD BUT NOT YET PURCHASED (92.45%) (continued)		
Machinery	(0.11)	$ (492,684)
Manufacturing	(2.18)	(10,055,440)
Media, Radio, Television, Cable TV, Multimedia	(0.84)	(3,885,113)
Medical - HMO	(1.06)	(4,864,312)
Medical - Hospitals/Nursing Homes/Home Care	(0.25)	(1,141,054)
Medical Products	(2.05)	(9,440,636)
Minerals, Mining, Steel and Metals	(1.28)	(5,911,966)
Miscellaneous Financial	(0.05)	(250,198)
Oil Exploration and Production, Refining; Oilfield Services	(11.63)	(53,606,074)
Pharmaceuticals, Drugs	(4.14)	(19,064,765)
Paper Products, Forestry	(2.05)	(9,444,103)
Publishing	(0.08)	(362,559)
Real Estate Investment Trusts	(0.62)	(2,846,851)
Restaurants, Hotels, Gaming	(0.35)	(1,589,982)
Retail	(1.67)	(7,702,563)
Satellite Telecom	(0.39)	(1,774,564)
Standard and Poors Depository Receipts	(2.58)	(11,901,695)
Super Regional Banks	(1.71)	(7,873,538)
Telecom Services and Equipment	(1.02)	(4,697,750)
Telephone - Integrated	(2.19)	(10,078,013)
Textiles	(0.50)	(2,306,131)
Tobacco	(0.21)	(962,163)
Transportation, Trucking, Airlines	(1.16)	(5,330,604)
Unit Trust	(0.51)	(2,338,352)
Web Hosting, Design and Portal	(0.06)	(297,920)
Total United States (proceeds $385,769,339)	(79.92)	(368,313,870)
Bermuda (5.16%)		
Manufacturing - Tyco International Ltd(401,392 shares) (Proceeds $20,716,654)	(5.11)	(23,541,963)
Restaurants, Hotels, Gaming	(0.05)	(209,666)
Total Bermuda (proceeds $20,964,743)	(5.16)	(23,751,629)
Canada (4.54%)		
Cellular Telecom and Wireless Equipment	(0.15)	(705,213)
Electrical Components and Measuring Equipment	(2.40)	(11,045,177)
Insurance Companies	(0.48)	(2,201,075)
Medical Laser Systems	(0.05)	(236,050)
Minerals, Mining, Steel and Metals	(1.39)	(6,402,279)
Oil Exploration and Production, Refining; Oilfield Services	(0.07)	(331,803)
Total Canada (proceeds $20,880,042)	(4.54)	(20,921,597)
England (.51%)		
Electric - Transmission	(0.25)	(1,171,467)
Pharmaceuticals, Drugs	(0.26)	(1,181,547)
Total England (proceeds $3,669,571)	(0.51)	(2,353,014)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2001

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
COMMON STOCKS SOLD BUT NOT YET PURCHASED (92.45%) (continued)		
France - Minerals, Mining, Steel and Metals (proceeds $914,402)	(0.21)	$ (953,353)
Ireland - Pharmaceuticals, Drugs (proceeds $7,210,312)	(1.40)	(6,437,627)
Israel - Cellular telecom and Wireless Equipment (proceeds $880,543)	(0.14)	(662,649)
Netherlands - Electrical Components and Measuring Equipment (proceeds $3,982,547)	(0.56)	(2,581,830)
Spain - Investment Banking, Brokerage, Money Center Banks (proceeds $72,334)	(0.01)	(57,207)
Total Common Stocks Sold But Not Yet Purchased (proceeds $444,343,833)	(92.45)	(426,032,776)
DISTRESSED DEBT SECURITIES SOLD BUT NOT YET PURCHASED (ALL U.S.; .63%)		
Chemicals	(0.19)	(860,936)
Food Products, Agribusiness, Beverages	(0.18)	(807,429)
Retail	(0.25)	(1,139,720)
Telecom Services and Equipment	(0.01)	(27,551)
Total Distressed Debt Securities Sold But Not Yet Purchased (proceeds $2,413,049)	(0.63)	(2,835,636)
LONG-TERM DEBT SECURITIES SOLD BUT NOT YET PURCHASED (7.43%)		
United States (6.75%)		
Commercial Services	(2.11)	(9,741,946)
Computer Software, Services, Equipment	(0.66)	(3,055,979)
Consulting Services	(0.16)	(758,818)
Food Products, Agribusiness, Beverages	(0.69)	(3,169,578)
Manufacturing	(1.19)	(5,495,110)
Media, Radio, Television, Cable TV, Multimedia	(0.37)	(1,695,730)
Medical - Hospitals/Nursing Homes/Home Care	(0.64)	(2,931,635)
Rental - Automobile/Equipment	(0.38)	(1,735,881)
Restaurants, Hotels, Gaming	(0.55)	(2,534,058)
Total United States (proceeds $30,157,188)	(6.75)	(31,118,735)
Canada - Investment Banking, Brokerage, Money Center Banks (proceeds $4,640,916)	(0.68)	(3,142,436)
Total Long-Term Debt Securities Sold But Not Yet Purchased (proceeds $34,798,104)	(7.43)	(34,261,171)
OPTIONS SOLD BUT NOT YET PURCHASED (ALL U.S.; .12%)		
Short Stock Call Options	(0.01)	(54,053)
Short Stock Index Call Options	(0.11)	(495,666)
Total Options Sold But Not Yet Purchased (cost $684,786)	(0.12)	(549,719)
U.S. GOVERNMENT OBLIGATIONS (.59%)		
U.S. Treasury Notes (proceeds $2,739,755)	(0.59)	(2,715,602)
TOTAL INVESTMENTS SOLD BUT NOT YET PURCHASED (proceeds $484,979,527)	(101.22)	$ (466,394,904)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - Organization and Nature of Business

Loeb Arbitrage Fund (the "Fund"), a New York State Limited Partnership, was formed on May 14, 1985, and commenced operations on January 15, 1988. The Fund, under the terms of its limited partnership agreement, will continue until December 31, 2010 unless sooner dissolved. The Partnership engages in securities arbitrage (primarily "risk" but also "riskless"), other securities transactions as well as securities options, other speculative transactions, and may to a limited extent, also engage in commodity (including currency) spot, forward, options and swap transactions that are not subject to regulation under the Commodity Exchange Act or similar state laws. When the Fund engages in risk arbitrage activities, it invests funds jointly under a joint account agreement ("Joint Account") with Loeb Partners Corporation ("LPC"), a Delaware corporation which is related to the General Partner. During 2001 substantially all investments were made under the Joint Account with LPC. Allocation from the joint account is made in proportion to the funds invested by the Fund and LPC. The net income for each partner of the Fund is allocated one-fourth to the General Partner and three-fourths to all partners in proportion to their individual interests. Net losses for each partner are allocated to individual partners' capital accounts in proportion to their individual interests. The partnership prepares its financial statements as a broker-dealer as required by the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

a) Use of Estimates

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) Revenue Recognition

The Fund records security transactions on the trade date. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

c) Valuation of Securities

Investments in securities traded on a national securities exchange are stated at their last reported sales price on the day of valuation. Listed securities for which no sale was reported on that date and options are stated at the last quoted "bid" price, except for short positions and options written, for which the last quoted "asked" price is used. Other securities traded in the over-the-counter market are stated at the last quoted "bid" price. Securities for which no such market prices are available, or as to which, in the judgment of the General Partner, such market prices fail to accurately represent the amount realizable by the Fund upon sale or liquidation, are valued at fair value as determined by the General Partner.

LOEB ARBITRAGE FUND
(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 2 - Summary of Significant Accounting Policies *(Continued)*

d) Financial Instruments

In the normal course of business, the Partnership utilizes derivative financial instruments such as options and equity swap contracts, both domestic and foreign, in connection with its proprietary trading activities.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities", the Partnership records its derivative activities at market value. Gains and losses from derivative financial instruments are included in net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments in the statement of income.

e) Foreign Currency

Amounts denominated in or expected to settle in foreign currencies (FC) are translated into United States dollars at rates reported by a major New York City financial institution on the following basis:

i) Market value of investment securities, other assets and liabilities - at the closing rate of exchange at the balance sheet date.
ii) Purchases and sales of investment securities, income and expenses - at the rate of exchange prevailing on the respective dates of such transactions.

The Fund isolates that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Reported net realized foreign exchange gains or losses arise from sales of portfolio securities, sales and maturities of short-term and/or long-term securities, sales of FC, currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities including investments in securities at fiscal year end, resulting from changes in the exchange rate.

f) Income Taxes

All gains and losses subject to taxes are passed on to the individual partners and, accordingly, no provision for federal and state income taxes has been made for the Fund. Since all income derived is from investing and trading in the Fund's own account, it is not liable for any local taxes.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

g) Cash
The Fund considers demand deposits to be cash. At December 31, 2001 the Fund has no cash accounts. All cash transactions are executed through accounts with the Fund's clearing brokers (Note 4).

Note 3 - Investment Transactions

Marketable securities owned, at market value, other investments, at market value and securities sold but not yet purchased, at market value, consist of the following:

	Cost	Market
Marketable securities owned:		
Equities	$ 599,890,223	$ 601,602,268
Long-term debt securities	25,325,185	24,520,169
Options	790,252	512,198
	626,005,660	626,634,635
Other investments:		
Distressed debt securities	69,987,417	71,599,386
Trade claims, bank debt and other	15,077,034	14,103,762
	85,064,451	85,703,148
Total marketable securities owned and other investments	$ 711,070,111	$ 712,337,783

	Proceeds	Market
Securities sold but not yet purchased:		
Equities	$ 444,343,833	$ 426,032,776
Long-term debt securities	34,798,104	34,261,171
Distressed debt securities	2,413,049	2,835,636
Government securities	2,739,755	2,715,602
Options	684,786	549,719
Total securities sold but not yet purchased	$ 484,979,527	$ 466,394,904

At December 31, 2001, unrealized appreciation on investments was $19,866,447 which includes $14,152 in unrealized appreciation on equity swap contracts.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 4 - Clearing Brokers' Accounts

The amount due to, or from, clearing brokers represents debits and credits through the accounts arising from security transactions, both domestic and foreign. Interest is credited or charged to the accounts based upon the average daily balance and is compounded monthly. Any amounts due to the brokers are secured by the pledge of investment securities or other collateral. As of December 31, 2001, the amount due from brokers was $213,728,675 and the effective interest rate on margin balances was 2.50%.

Note 5 - Related Party Transactions

The General Partner, Loeb Arbitrage Management, Inc. ("General Partner"), is entitled to receive at the end of each month a management fee of 1/12 of 3% of the Partnership total net assets representing, in part, reimbursement for operating expenses of the Partnership as incurred by the General Partner.

This fee is subject to reduction if the Partnership does not achieve certain performance levels. The management fee for the year ended December 31, 2001, calculated on a monthly basis, amounted to $13,139,025. The Fund received a reduction of the management fee in the amount of $7,601,000. The management fee earned for the year ended December 31, 2001 was $5,538,025. At December 31, 2001 the Fund owed the General Partner $206,077 in management fees which is included in accrued expenses.

Management fees were allocated as follows:

General Partner	$ 1,582,914
Limited Partners	3,955,111
Total	$ 5,538,025

At December 31, 2001, the Fund also owed the General Partner $184,786 relating to expense outlays by the General Partner on behalf of the Fund.

The Partnership pays brokerage commissions to a related entity, which is under common ownership with the General Partner. Such commissions are limited primarily to the execution cost and clearing charges associated with the trading activities of the company, and amounted to approximately $2,466,000 for the year ended December 31, 2001.

Note 6 - Net Capital Requirements

As a registered broker - dealer, the Partnership is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. At December 31, 2001 the Partnership had net capital of $288,385,537, which exceeded the requirement of $ 250,000 by $288,135,537, under the alternative method. The Fund's net capital ratio is .0068 to 1.

Note 7 - Commitments

Joint Account

Under the Fund's joint account agreement with LPC, the Fund (but not its limited partners) is jointly and severally liable to third party creditors with respect to obligations of the joint account. The Fund's participation in the joint account at December 31, 2001 is approximately 93%.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Fund is engaged in buying and selling securities, options, and equity swap contracts, both domestic and foreign, for its own account. Fund transactions are collateralized and are executed with banks, brokers and dealers and other financial institutions. The Fund introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

Fund exposure to credit risk associated with non-performance of such banks, brokers and dealers and other financial institutions and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Fund. The agreement between the Fund and its clearing brokers provides that the Partnership is obligated to assume any exposure related to such non-performance.

Securities sold but not yet purchased are a part of the normal activities of the Fund as a broker and dealer in securities and are subject to off-balance sheet market risk of loss should the company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Derivative financial instruments traded by the Fund include option contracts and equity swap contracts, both domestic and foreign. The value of these contracts move with the changes in value of the underlying security or index. The Fund is required to maintain collateral to secure these transactions.

LOEB ARBITRAGE FUND
(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including foreign exchange rate movements, and fluctuations in security prices.

As part of its overall trading strategy, the partnership engages in the purchase and sale of index, stock and foreign currency options for the purpose of reducing market risk.

Index option positions at December 31, 2001 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long stock index call options	$ -	$ -	$ 31,551
Long stock index put options	23,875,358	482,651	1,301,340
Short stock index call options	(16,078,256)	(495,666)	(660,093)
Short stock index put options	-	-	(37,611)

The net gain which resulted from index option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $3,549,000.

Stock option positions at December 31, 2001 were as follows:

	Notional Value	Fair Value	Average Month-End Value
Long stock call options	$ -	$ -	$ 57,242
Long stock put options	271,173	29,547	1,486,028
Short stock call options	(1,550,094)	(54,053)	(378,711)
Short stock put options	-	-	(5,423)

The net gain which resulted from stock option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $692,000.

The Fund has foreign investments in securities, debt instruments, options, and equity swap contracts. Future economic and political developments in those foreign countries could adversely affect the liquidity or value, or both, of the foreign investments in which the Fund is invested.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 9 - Subsequent Events

The General Partner received notice prior to December 31, 2001 of additional capital contributions and capital withdrawals effective January 1, 2002 pursuant to Articles 6.03 and 6.06 of the limited partnership agreement in the amounts of approximately $6,000,000 in contributions and approximately $42,000,000 of withdrawals of which $8,000,000 represents withdrawals by the General Partner.